Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 3, 2016

DATE, TIME AND PLACE: On June 3, 2016 at 1:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion, the Directors resolved to appoint new members to the Compensation and People Committees for the current term of office with duration until the investiture of those elected at the first meeting of this Board subsequent to the Annual General Meeting of 2017:

a) GUSTAVO JORGE LABOISSIÈRE LOYOLA, to be qualified below, as a member of the Compensation Committee, which shall now have the following composition:

COMPENSATION COMMITTEE

President: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID RG-SSP/SP 19.979.952-0, enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 11.759.083-6, enrolled in the tax register (CPF) under number 066.530.838-88, domiciled in the city and state of São Paulo at Av. Santo Amaro, 48, 9º andar, Vl. Nova Conceição, CEP 04506-000; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in the city and state of São Paulo at Rua Estados Unidos, 498, CEP 01427-000; ISRAEL VAINBOIM (not a member of management), Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 14.189.351, enrolled in the tax register (CPF) under number 090.997.197-87, domiciled in the city and state of São Paulo at Rua Diogo Moreira, 132, conjunto 1.601, Pinheiros, CEP 05423-010; and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ 03.733.122-0, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in the city and state of Rio de Janeiro at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035.

b)	JOSÉ GALLÓ, qualified below, to be a member of the People Committee, which shall now have the following composition:

MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF JUNE 3, 2016	page.2

PEOPLE COMMITTEE

President: PEDRO MOREIRA SALLES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 6.045.777-6, enrolled in the tax register (CPF) under number 014.414.218-07, domiciled in the city and state of São Paulo at Av. Paulista, 1938, 5º andar, Bela Vista, CEP 01310-942; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 5.654.446-7, enrolled in the tax register (CPF) under number 771.733.258-20, domiciled in the city and state of São Paulo at Pça. General San Martin, 23, Jardim América, CEP 01439-030; JOSÉ GALLÓ, Brazilian, married, business administrator, bearer of ID RG-SSP/RS 6011890834, enrolled in the tax register (CPF) under number 032.767.670-15, domiciled in the city of Porto Alegre, state of Rio Grande do Sul at Av. Joaquim Porto Villanova, 401, 7º andar, Jardim do Salso, CEP 91410-400; NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID RG-SSP/SP 3.997.339-6, enrolled in the tax register (CPF) under number 589.461.528-34, domiciled in the city and state of São Paulo at Rua Viradouro, 63, conjunto 132, Itaim Bibi, CEP 04538-110; and ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549-5 enrolled in the tax register (CPF) under number 007.738.228-52, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), June 3, 2016. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola and Pedro Luiz Bodin de Moraes – Directors.

MARCELO KOPEL

Investor Relations Officer